May 17, 2022

 Changxun Sun
 Chief Executive Officer
 Cloopen Group Holding Limited
 16/F Tower A, Fairmont Tower
 33 Guangshun North Main Street
 Chaoyang District, Beijing
 People's Republic of China

        Re: Cloopen Group Holding Limited
            Form 6-K
            Furnished May 3, 2022
            File No. 001-40004

 Dear Mr. Sun:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology




cc: Dan Ouyang, Wilson Sonsini